April 2, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	William H. Thompson
Robyn Manuel

Re:	The Western Union Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 1-32903

Ladies and Gentlemen:

On behalf of The Western Union Company, a Delaware corporation (the “Company”), we are writing in response to the comments contained in the comment letter dated March 21, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth each comment contained in the Comment Letter along with the response of the Company.

Risk Factors, page 22

Breaches of our information security policies or safeguards could adversely affect…, page 27

Interruptions in our systems or disruptions in our workforce…, page 27

1.	We note that you state that “it is possible” that certain events, attacks, breaches or disruptions relating to cybersecurity may take place. Please tell us whether any such attacks have occurred in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

RESPONSE:

From time to time, the Company has been the subject of cyber attacks. These attacks are primarily aimed at interrupting the Company’s business or exploiting information security vulnerabilities. The Company defends itself against these attacks through a variety of preventive and detective controls that are part of its information technology environment.

None of these attacks or breaches has individually or in the aggregate resulted in any material liability to the Company or any material damage to its reputation. Furthermore, disruptions related to cybersecurity have not caused any material disruption to the Company’s business. If in the future the Company experiences a material cyber attack or information security breach, it will modify its disclosure appropriately.

Although the Company has not experienced a material cyber attack or information security breach, given the significance of the Company’s reliance on information technology in conducting its businesses, the sensitive nature of the information transmitted through certain of the Company’s systems and the potential impact that a material cyber attack or information security breach could have on the Company’s reputation and operating results, the Company believes it is appropriate to include a risk factor informing investors about the potential risks associated with information security breaches and other cyber attacks.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 50

Income taxes, page 56

2.	Please tell us your consideration of providing additional disclosures regarding the domestic and foreign components of pre-tax income, your domestic effective tax rate as compared to your foreign effective tax rate, and the significant impact on your overall effective income tax rates and results of operations of having proportionally higher earnings in countries where you have lower statutory tax rates. It appears as though this information is very pertinent to understanding your results of operations for each year and may also warrant discussion under the Overview subheading. Further, such disclosures seem more relevant in light of your disclosure in the first full paragraph on page 117 that the United States and Ireland are your two major tax jurisdictions and considering recent fiscal problems in Ireland which could impact the country’s tax policy. As such, please tell us your consideration of disclosing possible outcomes or implications on your operations as the Irish and other various tax jurisdictions, as applicable, address these conditions and other events. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

RESPONSE:

Disclosures regarding the Company’s domestic and foreign components of pre-tax income, and the associated tax expense (from which various effective tax rates can be derived), were included in the Form 10-K as follows:

•

In Note 10, Income Taxes, to the Company’s consolidated financial statements on page 113, we disclosed the dollar amounts of the Company’s domestic and foreign pre-tax income, as well as the dollar amounts of the Company’s income tax provision, segregated by domestic (both United States federal and state/local) and foreign taxes. In addition, on page 114, in the table reconciling the Company’s overall effective tax rate to the United States statutory income tax rate, we disclosed the effect of foreign income taxes on the Company’s overall effective tax rate.

•

In Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, on page 56 (Income Taxes subheading), we disclosed our analysis of the key factors (including discrete events) that impact the Company’s effective tax rate for the periods presented, including the following comment related to the Company’s foreign earnings: “We continue to benefit from an increasing proportion of profits being foreign-derived, and therefore taxed at lower rates than our combined federal and state tax rates in the United States.” A similar statement was included in Note 10, Income Taxes, to the Company’s consolidated financial statements, on page 114.

•	In Item 1A: Risk Factors, on page 30, we disclosed that the Company’s overall effective tax rate could be adversely affected by changes in tax laws, both domestic and foreign.

For the Company’s historical periods, we considered, but did not make, specific disclosure of the risk of a rise in the Irish corporate income tax rate due to public statements made by both the governing and opposition parties of Ireland regarding their continuing support for the existing Irish corporate income tax rate. Due to these statements, and discussions with government officials and our advisors, we did not consider a change in the Irish corporate tax rate likely. Furthermore, the amount of Irish taxes paid by the Company in recent years has declined. At present, the Company is subject to tax in many foreign jurisdictions and operates in over 200 countries and territories, virtually all of which have statutory income tax rates lower than the United States. Going forward, we do not expect the amount of foreign taxes paid to any one country to be material to the Company’s overall financial position and results of operations.

While the Company believes that the past disclosures explaining material amounts and fluctuations in our overall tax rate have been appropriate and in accordance with Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960, in future filings, we will include additional disclosures in Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations (Income Taxes subheading) which will:

•	State the percentages of total domestic and foreign pre-tax income.

•

Indicate that the Company’s foreign pre-tax income is subject to tax in multiple foreign jurisdictions, that the statutory tax rates in virtually all such jurisdictions are lower than the United States statutory income tax rate and that the income tax imposed by any individual foreign jurisdiction is not material to the Company.

•	Include commentary that the Company’s overall effective tax rate could be adversely affected by changes in domestic and foreign tax laws.

We also plan to include a condensed version of the aforementioned disclosures in the Overview section of Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies and Estimates, page 73

Goodwill Impairment Testing, page 78

3.	Please tell us whether you have aggregated operating segments as defined in ASC 280-10-50, into reporting units for purposes of conducting goodwill impairment testing. We refer you to ASC 350-20-20 which defines a reporting unit as an operating segment or one level below an operating segment, thus precluding aggregation of operating segments for purposes of determining reporting units. If you have not aggregated operating segments into reporting units, please clarify your disclosures accordingly. For example, your disclosure in note 17 to the financial statements seems to indicate you have identified three operating segments, based on regions, which have been aggregated into the consumer-to-consumer reportable segment. Also, your disclosures on page 78 seem to indicate that goodwill is tested for impairment at the level of the consumer-to-consumer reportable segment, which appears to represent an aggregation of operating segments.

RESPONSE:

The Company has not aggregated operating segments for purposes of making segment disclosures and conducting goodwill impairment testing. Rather, the consumer-to-consumer service constitutes a single operating segment and also a single reporting unit primarily because the regions do not engage in business activities individually, but instead function as part of an interdependent global network. Further, management primarily focuses on the business activities of the consumer-to-consumer service as a whole, as opposed to the regional performance thereof.

As discussed in Note 17, “Segments,” to the Company’s consolidated financial statements on page 140, the consumer-to-consumer segment is viewed as one global network with more than 485,000 agent locations operating in over 200 countries and territories that could not operate without the shared systems, processes, regulatory licenses, and banking and vendor relationships that support the global consumer-to-consumer money transfer service. These shared activities are essential processes necessary to facilitate the initiation and settlement of individual money transfer transactions between consumers at almost any two locations and in almost any two currencies worldwide. The delivery of the Company’s services within and across each region is conducted and managed centrally and each region is dependent on the Company’s centralized information technology systems. Additionally, transactions for all regions are processed through the Company’s two operating centers. Accessibility to and maintenance of this single, integrated global money transfer network is critical for consumers as it facilitates delivery of the global consumer-to-consumer money transfer service regardless of the region, country or location in which a transaction is initiated or settled. Moreover, the functions for each region are limited to generating, managing, and maintaining agent relationships and localized business development and marketing activities.

Each region is dependent on the centrally managed global money transfer network, relies on other locations, countries and regions to facilitate settlement of money transfers initiated elsewhere, and is dependent on shared information technology, call centers, settlement operations, transaction regulatory compliance, banking network, treasury and other functions required to facilitate the Company’s services. As a result, the regions do not engage in business activities individually and exist solely to support the consumer-to-consumer money transfer service as a whole. Therefore, the regions do not constitute operating segments.

We acknowledge that limited financial information about regional performance is prepared and disclosed for analysis as encouraged by ASC 280-10-45-2. However, we believe such information is secondary to the service view, as described above, and we believe the Company’s position is further supported by ASC 280-10-50-9 which states:

The characteristics in paragraphs 280-10-50-1 and 280-10-50-3 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some public entities, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments. (Emphasis added)

To clarify, the Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer who focuses on the services the Company provides to consumers and businesses (e.g., consumer-to-consumer money transfer, business payments, etc.) on a worldwide basis. The CODM makes resource allocations and monitors performance based on the Company’s services globally due to the interconnectedness required by the nature of such services and the fact that serving the needs of consumers and businesses in any one country requires operations in other countries around the world to complete individual transactions. Although a regional framework exists primarily to maintain agent relationships and for localized business development and marketing activities, the regional framework supports multiple services, including consumer-to-consumer money transfer and consumer-to-business payment services. The Company’s Executive Vice President and President, Global Consumer Financial Services, who reports directly to and is evaluated by the CODM, manages both the consumer-to-consumer money transfer and consumer-to-business payment services and is not responsible for the operating results of a specific region. Rather he is responsible for all retail consumer financial services worldwide, which are the services evaluated by the CODM. This is typical of the matrix organizational structure referenced above in ASC 280-10-50-9, whereby the service constitutes the operating segment, not the geographical area.

In addition, financial data available for the regions, which is limited to revenue and operating profit, requires significant allocations, including an allocation of 50% of revenue to the region where a transaction is initiated (and the revenue collected) and 50% to the region where a transaction is settled and paid to the recipient, as well as related allocations of almost all centrally incurred expenses. We believe the existence of significant allocations is further evidence the regions do not individually engage in business activities. Furthermore, while ASC 280-10-50-2 indicates “information about the components engaged in each stage of production is particularly important for understanding vertically integrated public entities in certain businesses,” the Company’s regions are not vertically integrated. Rather, they are interdependent upon each other similar to a typical functional department that ASC 280-10-50-4 indicates is not an operating segment.

The Company has also considered whether the regions included in the consumer-to-consumer operating segment constitute reporting units for purposes of goodwill impairment testing. For the reasons set forth above, each region lacks the necessary processes to constitute a business, which ASC 350-20-35-34 denotes is a criteria required for a component of an operating segment to be considered a reporting unit by indicating: “A component of an operating segment is a reporting unit if the component constitutes a business . . . .” Further, reference is made to ASC 805-10-55-4, which indicates: “A business consists of inputs and processes applied to those inputs that have the ability to create outputs.” As described above, the individual regions do not possess the processes necessary to facilitate global money transfers and are dependent on the other regions for settling transactions and thus are not considered individual businesses.

Accordingly, the Company has concluded that the consumer-to-consumer service constitutes a single operating segment and that the operating segment is also a single reporting unit. Therefore, the Company has not aggregated operating segments into a reportable segment, and goodwill has appropriately been tested for impairment at the operating segment level. However, in light of the Staff’s comments, the Company will enhance its segment disclosures in future filings to clarify that there is no such aggregation.

4.	Please tell us whether the Business Solutions reporting unit is at risk of failing step one of the goodwill impairment test discussed in ASC 350-20-35-4 through 35-19 because the reporting unit has a fair value that is not substantially in excess of carrying value. If so, please tell us your consideration of disclosing:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit:

•	The methods and key assumptions used and how the key assumptions were determined;

•	The degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE:

The Business Solutions reporting unit is not at risk of failing step one of the goodwill impairment test, based on the results of the 2011 step one quantitative goodwill impairment analysis, which concluded that the fair value of the Business Solutions reporting unit exceeded carrying value by over 20%. We conducted our impairment testing on the $286 million of goodwill in the Business Solutions reporting unit as of our annual goodwill analysis measurement date of September 30, prior to the acquisition of Travelex Global Business Payments (“TGBP”). At that time, the Company had executed an agreement to purchase TGBP, but the acquisition had not closed. However, we considered certain financial information, including multiples and discount rates, from the pending acquisition of TGBP to help validate the fair value of the Business Solutions reporting unit.

Subsequent to that testing, the Company completed the acquisition of TGBP on November 7, 2011. ASC 350-20-35-41 indicates that, “. . . all goodwill that was acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date.” Consistent with the aforementioned guidance, the Company assigned all goodwill ($728.7 million based on the preliminary purchase price allocation) from the TGBP acquisition to the Business Solutions reporting unit because the combined operations will be managed by the same leader and significant integration efforts have already begun to combine the operations of TGBP with Business Solutions. Given that the Business Solutions goodwill impairment testing had already been performed with no impairment indicated and there were no indications that the fair value of the TGBP business had changed from the closing date of the transaction approximately 54 days prior to year end, the Company does not believe that the Business Solutions reporting unit was at risk for failing step one of the goodwill impairment test at December 31, 2011.

The TGBP acquisition is significant to the reporting unit and the existing operations of Business Solutions were acquired in the third quarter of 2009. As a result, the assessment of goodwill for the Business Solutions reporting unit has more sensitivity to successful achievement of revenue, operating income and cash flow projections of the underlying operations due to the recent nature of the acquisitions and is dependent on the success of the integration efforts that are ongoing. This situation differs from our consumer-to-consumer reporting unit, where the fair value of the reporting unit greatly exceeds the carrying value due to the organic growth that has occurred in that business, coupled with a series of smaller, complementary acquisitions. We will closely monitor the Business Solutions reporting unit for any indications, events or circumstances that would increase the degree of uncertainty regarding key assumptions that are utilized in determining the fair value of the reporting unit and consider providing additional disclosure in future filings, if appropriate. Additionally, if none of the Company’s reporting units are at risk of failing the step one goodwill impairment test, the Company will explicitly disclose that fact in future filings.

Notes to Consolidated Financial Statements, page 92

Note 2. Summary of Significant Accounting Policies, page 93

5.

We note the disclosures in the first complete paragraph on page 10 regarding your global loyalty card program, including the disclosure that over 40% of Western Union branded consumer-to-consumer transactions are initiated using a loyalty card. Please disclose the terms of the loyalty card program and the amounts recognized in the statements of income for this program and the related income statement classification for each year presented, if significant. If cash rebates are provided, as indicated on page 10, and such rebates are classified as selling, general and administrative expense, as suggested in the fourth paragraph on page 55, please tell us the basis in GAAP for classification outside of revenues. Refer to ASC 605-50-25-7 through 25-9.

RESPONSE:

The Company provides information regarding transactions initiated through its loyalty programs primarily to highlight the customer identification benefits of the program at the point-of-sale, which expedites the transaction initiation process and provides information to the Company regarding customer preferences. While in some countries points are also earned on transactions, historical data and current trends indicate that a relatively low number of customers make redemptions. Therefore, the financial impact related to redemption activity has been insignificant. For example, total redemptions in each of the last three years approximated 1-2% of operating income and are smaller percentages of individual financial statement elements such as revenues and cost of services. To the extent such redemptions are expected to be redeemed for either discounted future transactions or cash rebates, the Company reduces revenue consistent with the guidance in ASC 605-50-25-7 through 25-9. For the portion of points earned that are expected to be redeemed for phone time and promotional merchandise, the Company records the related expenses within cost of services. Other costs to market and manage the program are charged to marketing expense within selling, general and administrative expense.

The terms of the Company’s loyalty programs differ by jurisdiction, but they generally allow points to be accumulated for transactions, which can then be redeemed for a variety of rewards, ranging from reduced transaction fees, cash rebates, discounts at other partner retailers, promotional merchandise, and prepaid long distance and international phone time. Points generally expire after 24 months of inactivity and are subject to the Company changing or terminating the program.

The Company has closely monitored the accumulation of earned points and redemption trends since the inception of this program in 2002. The Company’s policy is to estimate both the amount and nature of expected redemptions and to accrue for such amounts at the time the points are earned with each transaction.

We will clarify future filings to indicate that only costs related to administering the Company’s loyalty programs are recorded in selling, general and administrative expense, and we will consider disclosing that card discounts and cash rebates reduce revenue, if such amounts become significant.

* * * * *

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (720) 332-8680.

Very truly yours,

/s/ John R. Dye

John R. Dye
General Counsel
The Western Union Company

cc:	Hikmet Ersek

Ernst & Young LLP